06000071

AB 4/6/06*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

SEC MAIL PROCESSING SECTION
WASH, D.C.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Wiegand **(914) 993-2494**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AllianceBernstein Investments, Inc. as of December 31, 2005 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President and CFO
Title

Notary Public
KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified in Queens County
Commission Expires Sept. 3, 20 06

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Income
(x) Statement of Changes in Stockholder's Equity
(x) Statement of Cash Flows
(x) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Computation of Net Capital
( ) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

KPMG

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(formerly AllianceBernstein Investment Research and Management, Inc.)
(an indirect wholly-owned subsidiary of AllianceBernstein L.P.,
formerly Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
AllianceBernstein Investments, Inc.:

We have audited the accompanying statement of financial condition of AllianceBernstein Investments, Inc., formerly AllianceBernstein Investment Research and Management, Inc. (the Company, an indirect wholly-owned subsidiary of AllianceBernstein L.P., formerly Alliance Capital Management L.P.) as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the financial statements of the Company have been restated as of December 31, 2004.

KPMG LLP

March 29, 2006

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2005

ASSETS

Cash and cash equivalents	$ 175,969,245
Receivables:	
Brokers and dealers	95,104,021
Fees from AllianceBernstein Mutual Funds	19,814,516
Due from affiliates, net	19,347,477
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,337,152	204,944
Deferred sales commissions, net of accumulated amortization of $421,049,604 and contingent deferred sales commissions received of $73,684,545	196,576,144
Prepaid expenses and other assets	1,391,009
Total assets	$ 508,407,356

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables:	
AllianceBernstein Mutual Funds	$ 139,160,737
Brokers and dealers	53,666,733
Accounts payable and accrued expenses	35,013,058
Due to affiliates	12,548,251
	240,388,779
Subordinated notes payable to AllianceBernstein Corporation of Delaware	259,000,000
Commitments and Contingencies (See Note 5)	
Stockholder's equity:	
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	16,504,990
Accumulated comprehensive loss	(7,486,423)
Total stockholder's equity	9,018,577
Total liabilities and stockholder's equity	$ 508,407,356

See Accompanying Notes to Statement of Financial Condition

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

1. Organization and Summary of Operations

Effective February 24, 2006, AllianceBernstein Investment Research and Management, Inc. changed its name to AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company"). The Company is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware (formerly known as Alliance Capital Management Corporation of Delaware), which is a wholly owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein", formerly known as Alliance Capital Management L.P.). The Company serves as a distributor and/or underwriter for certain registered investment companies managed by AllianceBernstein ("AllianceBernstein Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934.

As of December 31, 2005, AXA, a *société anonyme* organized under the laws of France and the holding company for an international group of insurance and related financial services companies, AXA Financial, Inc. (an indirect wholly-owned subsidiary of AXA, "AXA Financial"), AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States and a wholly-owned subsidiary of AXA Financial, "AXA Equitable") and certain subsidiaries of AXA Equitable, collectively referred to as "AXA and its subsidiaries", owned approximately 1.8% of the issued and outstanding AllianceBernstein Holding L.P. ("Holding", formerly known as Alliance Capital Management Holding L.P.) Units.

As of December 31, 2005, the ownership of AllianceBernstein, as a percentage of limited partnership interests, was as follows:

AXA and its subsidiaries	60.1%
Holding	32.2
SCB Partners Inc. (a wholly-owned subsidiary of SCB Inc.; formerly known as Sanford C. Bernstein Inc.)	6.4
Other	1.3
	100.0 %

AllianceBernstein Corporation (formerly known as Alliance Capital Management Corporation), an indirect wholly-owned subsidiary of AXA, is the general partner of both Holding and AllianceBernstein. AllianceBernstein Corporation owns 100,000 general partnership units (economically equivalent to limited partnership units) in Holding and a 1% general partnership interest in AllianceBernstein. Including the general partnership interests in AllianceBernstein and Holding, and their equity interest in Holding, as of December 31, 2005 AXA and its subsidiaries had an approximate 61.1% economic interest in AllianceBernstein.

2. Restatement of Financial Statements

The December 31, 2004 stockholder's equity balance has been restated to record an increase to income tax liability of $4,081,000 as the result of a correction to AllianceBernstein's intercompany tax allocation methodology.

3. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with average maturities of three months or less. Due to the short-term nature of these instruments, this recorded value approximates fair value.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment and software. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases.

Deferred Sales Commissions, Net

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

Management tests the deferred sales commission asset for recoverability quarterly, or monthly when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Significant assumptions utilized to estimate AllianceBernstein's future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted future cash flows are compared to the recorded value of the deferred sales commission asset. Management considers the results of these analyses performed at various dates. If management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

Mutual Fund Underwriting Activities

Purchases and sales of shares of AllianceBernstein Mutual Funds in connection with the underwriting activities of the Company, are recorded on trade-date. Receivables from brokers and dealers for sale of shares of AllianceBernstein Mutual Funds are generally realized within three business days from trade-date, in conjunction with the settlement of the related payables to AllianceBernstein Mutual Funds for share purchases.

Foreign Currency Translation

Assets and liabilities of the Company's Tokyo operation are translated into United States dollars ("US$") at exchange rates in effect at the balance sheet date, and related revenues and expenses are translated into US$ at average exchange rates in effect during the year. Net foreign currency gains and losses resulting from the translation of assets and liabilities of foreign operations into US$ are reported as a separate component of accumulated comprehensive income (loss) in the statement of changes in stockholder's equity.

Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company conduct a probability assessment of the likelihood of a negative outcome. If the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation as required by Statement of Financial Accounting Standards No. 5 ("SFAS No. 5"), "*Accounting for Contingencies*", and Financial Accounting Standards Board ("FASB") Interpretation No. 14 ("FIN No. 14"), "*Reasonable Estimation of the Amount of a Loss –an interpretation of FASB Statement No. 5*".

If the likelihood of a negative outcome is reasonably possible and the Company is able to indicate an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to significant uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

There are no deferred income tax amounts for the current or prior years.

5. Commitments and Contingencies

Deferred Sales Commission Asset

AllianceBernstein's mutual fund distribution system (the "System") includes a multi-class share structure that permits its open-end mutual funds to offer investors various options for the purchase of mutual fund shares, including both front-end load shares and back-end load shares. For front-end load shares, the Company pays sales commissions to financial intermediaries distributing the funds from the conventional front-end sales charge it receives from investors at the time of sale. For back-end load shares, the Company pays sales commissions to financial intermediaries at the time of sale and also receives higher ongoing distribution services fees from the mutual funds. In addition, investors who redeem before the expiration of the minimum holding period (which ranges from one year to four years) pay a CDSC to the Company.

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under the System are capitalized as deferred sales commissions ("deferred sales commission asset") and amortized over periods not exceeding five and one-half years, the periods of time during which the deferred sales commission asset is expected to be recovered. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. The amount recorded for the net deferred sales commission asset was $196.6 million as of December 31, 2005. Payment of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under the System, net of CDSC received of $21.4 million, totaled approximately $74.2 million during 2005.

Management tests the deferred sales commission asset for recoverability quarterly, or monthly when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Significant assumptions utilized to estimate AllianceBernstein's future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. As of December 31, 2005, management used average market return assumptions of 5% for fixed income and 8% for equity to estimate annual market returns. Higher actual average market returns would increase undiscounted future cash flows, while lower actual average market returns would decrease undiscounted future cash flows. Future redemption rate assumptions were determined by reference to actual redemption experience over the five-year, three-year and one-year periods ended December 31, 2005. Based on the actual redemption rates, including increased redemption rates experienced more recently, management used a range of possible annual redemption rates of 22%, 25%, and 25% as of December 31, 2005, calculated as a percentage of AllianceBernstein's average assets under management represented by back-end load shares. An increase in the actual rate of redemptions would decrease undiscounted future cash flows, while a decrease in the actual rate of redemptions would increase undiscounted future cash flows. These assumptions are reviewed and updated quarterly, or monthly when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted future cash flows are compared to the recorded value of the deferred sales commission asset. Management considers the results of these analyses performed at various dates. As of December 31, 2005, management determined that the deferred sales commission asset was not impaired. If management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated

fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

During 2005, equity markets increased by approximately 5% as measured by the change in the Standard & Poor's 500 Stock Index and fixed income markets increased by approximately 2% as measured by the change in the Lehman Brothers' Aggregate Bond Index. The redemption rate for domestic back-end load shares, adjusted for the closing of certain funds in conjunction with AllianceBernstein's fund rationalization program, was approximately 25.3% in 2005. Declines in financial markets or higher redemption levels, or both, as compared to the assumptions used to estimate undiscounted future cash flows, as described above, could result in the impairment of the deferred sales commission asset. Due to the volatility of the capital markets and changes in redemption rates, management is unable to predict whether or when a future impairment of the deferred sales commission asset might occur. Any impairment would reduce materially the recorded amount of the deferred sales commission asset with a corresponding charge to earnings.

Legal Proceedings

Revenue Sharing-Related Matters

On June 22, 2004, a purported class action complaint entitled *Aucoin, et al. v. Alliance Capital Management L.P., et al.* ("Aucoin Complaint") was filed against AllianceBernstein, Holding, the General Partner, AXA Financial, AllianceBernstein Investments, certain current and former directors of AllianceBernstein's open-end and closed-end funds registered as investment companies under the Investment Company Act of 1940, as amended ("U.S. Funds"), and unnamed Doe defendants. The Aucoin Complaint names the U.S. Funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from U.S. Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all U.S. Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against AllianceBernstein and certain other defendants. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of U.S. Funds.

On February 2, 2005, plaintiffs filed a consolidated amended class action complaint ("Aucoin

Consolidated Amended Complaint") that asserts claims substantially similar to the Aucoin Complaint and the nine additional lawsuits referenced above. On October 19, 2005, the District Court dismissed each of the claims set forth in the Aucoin Consolidated Amended Complaint, except for plaintiff's claim under Section 36(b) of the Investment Company Act. On January 11, 2006, the District Court granted defendants' motion for reconsideration and dismissed the remaining Section 36(b) claim. Plaintiffs have moved for leave to amend their consolidated claim.

AllianceBernstein, Holding and the Company believe that plaintiff's allegations in the Aucoin Consolidated Amended Complaint are without merit and intend to vigorously defend against these allegations. At the present time, AllianceBernstein, Holding and the Company are unable to predict the outcome or estimate a possible loss or range of loss in respect of this matter because of the inherent uncertainty regarding the outcome of complex litigation, the fact that plaintiffs did not specify an amount of damages sought in their complaint, and the fact that, to date, we have not engaged in settlement negotiations.

Directed Brokerage

AllianceBernstein and approximately twelve other investment management firms were mentioned publicly in connection with the settlement by the SEC of charges that Morgan Stanley violated federal securities laws relating to its receipt of compensation for selling specific mutual funds and the disclosure of such compensation. The SEC has indicated publicly that, among other things, it is considering enforcement action in connection with mutual funds' disclosure of such arrangements and in connection with the practice of considering mutual fund sales in the direction of brokerage commissions from fund portfolio transactions. The SEC has issued subpoenas, and the National Association of Securities Dealers, Inc. ("NASD") has issued requests for information, to the Company in connection with this matter and the Company has provided documents and other information to the SEC and the NASD and is cooperating fully with their investigations. On March 11, 2005, discussions commenced with the NASD that management believes will conclude these investigations. Accordingly, the Company recorded a $4.0 million charge against 2005 earnings to reflect the final amount agreed upon between AllianceBernstein and the NASD.

AllianceBernstein, Holding and the Company are involved in various other inquiries, administrative proceedings and litigation, some of which allege substantial damages. While any proceeding or litigation has the element of uncertainty, AllianceBernstein, Holding and the Company believe that the outcome of any one of the other lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on our results of operations or financial condition.

6. Related Party Transactions

The Company provides distribution and other services for AllianceBernstein Mutual Funds for which it was paid a reimbursement of $244.1 million by AllianceBernstein pursuant to a service agreement. During 2005, a subsidiary of AXA Financial distributed AllianceBernstein Mutual Funds for which it received distribution payments which totaled $5.5 million for the year ended December 31, 2005. In addition, the Company paid certain other affiliates $5.8 million for mutual fund distribution and marketing services. Included in due to affiliates, net as of December 31, 2005 are distribution payments owed to a subsidiary of AXA Financial aggregating $1.6 million.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AllianceBernstein, in a qualified noncontributory defined benefit retirement plan maintained by AllianceBernstein. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Contributions are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2005 were $2.0 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AllianceBernstein. Aggregate awards made to these plans by AllianceBernstein on behalf of employees of the Company for 2005 were $10.9 million.

The Company has loans outstanding payable to AllianceBernstein Corporation of Delaware aggregating $259.0 million at December 31, 2005 under various subordinated loan agreements. The agreements have been approved by the National Association of Securities Dealers, Inc. and the loans are available for treatment as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2005, the aggregate weighted average interest rate of the subordinated notes payable was 4.39%. The aggregate maturities of the subordinated notes payable during the years ended December 31, 2007 and 2008 are $132.0 million and $127.0 million, respectively. Interest payable on such loans aggregated $0.2 million at December 31, 2005 and is included in due to affiliates, net.

7. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 3 to 1 and the Company had net capital of $47.9 million, which was $38.2 million in excess of its required net capital of $9.7 million.

8. Accounting Pronouncement

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS No. 154"), *"Accounting Changes and Error Corrections"*, which replaces APB Opinion No. 20, *"Accounting Changes"*, and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements"*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not believe the application of SFAS No. 154 will have a material effect on our results of operations, liquidity, or capital resources.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report
On Internal Control Pursuant to Rule 17a-5

The Board of Directors
AllianceBernstein Investments, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of AllianceBernstein Investments, Inc., formerly AllianceBernstein Investment Research and Management, Inc. (the Company, an indirect wholly-owned subsidiary of AllianceBernstein L.P., formerly Alliance Capital Management L.P.), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving a control activity and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2005, and this report does not affect our report thereon dated March 29, 2006.

The Company did not have adequate policies and procedures in place in past years to ensure that intercompany tax allocations from the Company's ultimate parent, AllianceBernstein L.P., were properly recorded. As a result of this material weakness in internal control, the Company recorded a correction in 2005 that resulted in the Company having to restate its December 31, 2004 stockholder's equity in the financial statements for the year ended December 31, 2005 for errors in its previously filed financial statements. This correction did not impact the Company's computation of net capital under Rule 15c3-1 as of December 31, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2005 to meet the SEC's objectives due to the material weakness noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 29, 2006